Brand Engagement Network Inc.

145 E. Snow King Ave.

PO Box - 1045

Jackson, Wyoming 83001

(312) 810-7422

September 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

RE:	Brand Engagement Network Inc.
Registration Statement on Form S-1
SEC File No. 333-282130 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Brand Engagement Network Inc. (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 5:00 p.m. Eastern Daylight Time, on September 25, 2024, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Haynes and Boone, LLP, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry, of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Matthew Fry at (214) 651-5443, or in his absence Mr. Logan Weissler at (214) 651-5813, of Haynes and Boone, LLP, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Fry, via email at matt.fry@haynesboone.com. Please contact either of Messrs. Fry or Weissler if you have any questions or concerns regarding this matter.

Very truly yours,

Brand Engagement Network Inc.

By:	/s/ Paul Chang
Name:	Paul Chang
Title:	Chief Executive Officer